[Chapman and Cutler LLP Letterhead]

October 2, 2020

VIA EDGAR CORRESPONDENCE

Christopher Bellacicco
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust
File Nos. 333-207937; 811-23108

Dear Mr. Bellacicco:

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N-1A for Amplify ETF Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on August 11, 2020 (the “Registration Statement”). The Registration Statement relates to the Amplify Lithium & Battery Technology ETF (formerly, the Amplify Advanced Battery Metals and Materials ETF) (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Fund Fees and Expenses

Please provide a completed fee table and expense example prior to the effectiveness of the Registration Statement.

Response to Comment 1

The Fund’s prospectus has been revised to reflect a complete fee table and expense example in accordance with the Staff’s comment, as set forth in Exhibit A.

Comment 2 – Principal Investment Strategy

Please supplementally explain to the Commission:

(1) Why the Fund is changing from active to passive and principal investment strategy;

(2) What sort of repositioning of the portfolio will occur; and

(3) Whether the Fund plans to give notice to the shareholders.

Response to Comment 2

(1) The Fund’s investment adviser, Amplify Investments LLC (“Amplify Investments”) determined, after consultation with current and prospective shareholders of the Fund, that the Fund’s investment strategy (i) could be more understandable and appealing to the investment community as an index tracking product with defined investment parameters and (ii) would benefit by providing exposure to additional companies utilizing, developing and/or benefitting from battery technologies. Amplify Investments was able to identify a third-party index, the EQM Lithium & Battery Technology Index (the “Index”) that both closely resembles the existing investment theme of the current Fund and provides exposure to additional battery technology companies, including electric vehicle manufacturers. The Board of Trustees of the Trust determined that the proposed changes to the Fund, which utilizes the Index, are in the best interest of the shareholders of the Fund.

(2) In connection with the change in Principal Investment Strategy, the Fund anticipates that its current portfolio of 34 securities will add 41 new positions and delete 11 positions, resulting in a portfolio re-weighting of approximately 25%. This repositioning of the Fund’s portfolio in order to track the Index will be related primarily to the addition of electric vehicles manufacturers and the re-weighting of certain mining companies in accordance with Index weighting rules.

(3) On August 11, 2020, the Fund filed with the Commission a Supplement to the Fund’s summary prospectus, prospectus, and statement of additional information describing the changes occurring to the Fund.

Comment 3 – General

Prior to the effectiveness of the Registration Agreement, please provide the Commission with the Index methodology.

Response to Comment 3

Pursuant to the Staff’s request, the Fund will supplementally provide to the Commission the Index methodology white paper prior to effectiveness of the Registration Statement.

Comment 4 – Principal Investment Strategies

In the disclosure entitled “Principal Investment Strategies,” the Commission notes the statement reproduced below. Please clarify that numerals (1), (2) and (3) are disjunctive.

“(1) derive more than 50% of their revenue from the development and production of lithium battery technologies and/or battery storage solutions;

(2) operate in the battery materials supply chain that demonstrate a verifiable beneficial interest in lithium battery technology, as verified by one of the following factors:

(i) 50% revenue or profit derived from the mining activity or metal processing, operations, contracts, and/or projects utilized in lithium battery chemistries, and/or

(ii) global market share in the top five or at least 10% of global market share of any lithium battery metal utilized in the lithium battery chemistry that represents a primary source of revenue and/or net income for the company.

(3) derive more than 90% of their revenue from the development and production of electric vehicles.”

Response to Comment 4

Pursuant to the Staff’s request, this disclosure has been revised as follows:

(1) derive more than 50% of their revenue from the development and production of lithium battery technologies and/or battery storage solutions; or

(2) operate in the battery materials supply chain that demonstrate a verifiable beneficial interest in lithium battery technology, as verified by one of the following factors:

(i) 50% revenue or profit derived from the mining activity or metal processing, operations, contracts, and/or projects utilized in lithium battery chemistries, and/or

(ii) global market share in the top five or at least 10% of global market share of any lithium battery metal utilized in the lithium battery chemistry that represents a primary source of revenue and/or net income for the company; or

(3) derive more than 90% of their revenue from the development and production of electric vehicles.

Comment 5 – Principal Investment Strategies

In the disclosure entitled “Principal Investment Strategies,” the Commission notes the statement reproduced below. Please explain to the Commission why it is appropriate to include a prong that is focused on vehicles rather than batteries or lithium.

“(3) derive more than 90% of their revenue from the development and production of electric vehicles.”

Response to Comment 5

The Fund believes it is appropriate to include a prong focused on electric vehicles because electric vehicle producers are the largest users of battery and lithium technology and the biggest beneficiaries of advancement in this market. In addition, as reflected in the Index white paper, the maximum amount of the Index exposure to companies in the automobiles and components industry, which includes electric vehicle producers, is capped at 20% of the portfolio. The Prospectus has been revised in the Principal Investment Strategy section to reflect this weighting constraint, as follows:

“In addition to the above, companies must be listed on a regulated stock exchange in the form of shares tradable for foreign investors without restrictions. To be included, a company must have a market capitalization of at least $250 million USD at time of purchase, and be above $200 million USD at time of reconstitution. Additionally, the security must have an average daily traded value of at least $1 million USD over the last six months at the time of purchase, or adequate constituent liquidity and accessibility for an exchange listed product as determined by the Index Provider. For non-U.S. companies, a security must be U.S. exchange traded ADR versions, if available, provided their liquidity is comparable to locally traded shares. Further, industry weight to automobiles and components will not exceed 20% of the total index weight at the time of rebalance.”

Comment 6 – Principal Risks

Please list the Principal Risks in order of importance rather than alphabetically.

Response to Comment 6

The Fund respectfully declines the Commission’s request to revise the Fund’s risk disclosures. Form N-1A and the relevant Rules thereunder detail what is required of information in a prospectus and how that information must be presented. No requirement to Form N-1A restricts a fund from ordering its principal investment risks alphabetically, and the Fund’s current disclosure is consistent with the requirements of Form N-1A and the Rules thereunder. Further, the Fund believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors.

Comment 7 – Principal Risks

Please explain to the Commission how:

(a) Active Market Risk differs from Trading Issues Risk

(b) Equity Securities Risk differs from Market Risk

Response to Comment 7

As revised, the Fund has combined the above risks as follows:

“Trading Issues Risk. Although the Shares of the Fund are listed for trading on the Exchange, there can be no assurance that an active trading market for such Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s net asset value. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Fund’s Shares, and authorized participants are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. The Fund may have difficulty maintaining its listing on the Exchange in the event the Fund’s assets are small or the Fund does not have enough shareholders. Further, shares of the Fund could decline in value or underperform other investments.”

“Market Risk. Market risk is the risk that a particular security owned by the Fund or the Shares in general may fall in value, including the possible loss of the entire principal amount that you invest. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices, and changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility. Overall security values could decline generally or could underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on the Fund and its investments. Such events may affect certain regions, sectors and industries more significantly than others. Such events could also adversely affect the prices and liquidity of the Fund’s portfolio securities or other instruments and could result in disruptions to trading markets. Any of such circumstances could materially negatively impact the value of the Fund’s Shares and result in increased market volatility. During any such events, the Fund’s Shares may trade at an increased premium or discount to its NAV.”

Comment 8 – Principal Risks

With respect to the “Electric Vehicles Sector Risk,” please consider replacing “Sector” with “Market” as sector has a particular meaning.

Response to Comment 8

Pursuant to the Staff’s request, the Fund has revised the risk to “Electric Vehicles Market Risk.”

Comment 9 – Principal Investment Strategies

With respect to the “Emerging Markets Risk,” if the Fund may invest in emerging markets please indicate this in the Principal Investment Strategies and disclose how the Fund defines “emerging market”.

Response to Comment 9

Pursuant to the Staff’s request, the Prospectus has been revised (i) by adding the following sentence in the Principal Investment Strategy section and (ii) amending the “Emerging Markets Risk” in the Principal Risks section as follows:

“The Fund expects that certain of the companies that comprise the Index are located in emerging markets. See “Emerging Markets Risk.”

“Emerging Markets Risk. Emerging market countries include, but are not limited to, those considered to be developing by the International Monetary Fund, the World Bank, the International Finance Corporation or one of the leading global investment banks. The majority of these countries are likely to be located in Asia, Latin America, the Middle East, Central and Eastern Europe, and Africa. Investments in emerging market issuers are subject to a greater risk of loss than investments in issuers located or operating in more developed markets. This is due to, among other things, the potential for greater market volatility, lower trading volume, higher levels of inflation, political and economic instability, greater risk of a market shutdown and more governmental limitations on foreign investments in emerging market countries than are typically found in more developed markets. Moreover, emerging markets often have less uniformity in accounting and reporting requirements, less reliable securities valuations and greater risks associated with custody of securities than developed markets. In addition, emerging markets often have greater risk of capital controls through such measures as taxes or interest rate control than developed markets. Certain emerging market countries may also lack the infrastructure necessary to attract large amounts of foreign trade and investment. The Fund expects its current exposure to emerging markets to be primarily in Asia.”

Comment 10 – Statement of Additional Information

Please update the date on the cover page of the Statement of Additional Information to match the date of the prospectus.

Response to Comment 10

Pursuant to the Staff’s request, the date has been updated to reflect the date of the prospectus.

Comment 11 – Statement of Additional Information

In the disclosure regarding sub-advisory fees, please also include the sub-advisory fee rate, i.e. the percentage.

Response to Comment 11

The Fund believes that the disclosure as currently provided is consistent with the requirements of Item 19(a)(3) of Form N-1A, which requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the sub-advisory fees are paid by the Adviser, and not the Fund, the Fund respectfully declines to make any changes in response to this comment.

********

Please call me at (312) 845-3273 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Walter L. Draney
Walter L. Draney

Exhibit A

FUND FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.59%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.59%

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 YEAR	3 YEARS	5 YEARS	10 YEARS
$60	$189	$329	$738